Exhibit 99.4

July 20, 2005

CAMTEK WILL VIGOROUSLY DEFEND PATENT INFRINGEMENT
CLAIM FILED AGAINST IT BY AUGUST TECHOLOGIES

Camtek Ltd. (NASDAQ: CAMT) announced today that a lawsuit alleging patent infringement had been filed against it on July 14, 2005, in the U.S. District Court for the District of Minnesota by August Technology Corporation, its competitor in the field of inspection systems for the semiconductor manufacturing and packaging industry. Camtek believes that the lawsuit is without merit and that Camtek’s innovative Falcon inspection system does not infringe the asserted patent. Camtek intends to vigorously defend this lawsuit.

Rafi Amit, Chief Executive Officer of Camtek, said in response to the lawsuit: “Camtek has invested considerable efforts and resources to develop its products for the semiconductor manufacturing and packaging industry, including the Falcon system, which includes unique and advanced technology. August’s claim of patent infringement is a baseless attempt to block Camtek’s penetration and growth into the semiconductor manufacturing and packaging industry, and actually represents another proof of Camtek’s threatening position in the market. Our growth will continue as long as our customers recognize and reward quality and innovation”.

ABOUT CAMTEK LTD.
Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor manufacturing and semiconductor packaging industries. Camtek has been a public company since 2000, with headquarters in Migdal HaEmek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Gelbart-Kahana International
Tel: +972-4-604-8308	Noam Yellin	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com